ORBIS

Warszawa , 2003-07-10

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SECTION
181
JUL 2 2 2003
PROCESSING
RECEIVED
SEC MAIL
WASH. D.C.

Ref.: 82-5025


03024791

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 18/2003.
Best regards

Krzysztof Gerula

Vice-President

PROCESSED
JUL 3 0 2003
THOMSON
FINANCIAL

dlw 7/24

ORBIS Spółka Akcyjna
zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy
XIX Wydział Gospodarczy KRS
Rejestr Przedsiębiorców

ORBIS S.A.
ul. Bracka 16
00-028 Warszawa, POLSKA
Tel.: (48 22) 826 02 71, Fax: (48 22) 827 33 01
NIP 526-025-04-69

Current report no 18/2003

The Management Board of "Orbis" S.A. hereby informs that the following shareholders held at least 5% of the total number of votes at the General Assembly of Shareholders of "Orbis" S.A. held on June 26, 2003:

1) ACCOR S.A., which represented 13 519 251 votes out of the aggregate number of 29 260 318 votes present at the above mentioned General Assembly.
   The number of 13 519 251 votes represented by ACCOR S.A. at this General Assembly of Shareholders accounted for 29.34% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

2) Reib International Holdings Limited, which represented 4 778 190 votes out of the aggregate number of 29 260 318 votes present at the above mentioned General Assembly.
   The number of 4 778 190 votes represented by Reib International Holdings Limited at this General Assembly of Shareholders accounted for 10.37% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

3) Commercial Union OFE BPH CU WBK, which represented 3 000 000 votes out of the aggregate number of 29 260 318 votes present at the above mentioned General Assembly.
   The number of 3 000 000 votes represented by Commercial Union OFE BPH CU WBK at this General Assembly of Shareholders accounted for 6.51% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

4) Globe Trade Centre S.A., which represented 2 303 853 votes out of the aggregate number of 29 260 318 votes present at the above mentioned General Assembly.
   The number of 2 303 853 votes represented by Globe Trade Centre S.A. constituted 5.00% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

5) The State Treasury, which represented 1 875 000 votes out of the aggregate number of 29 260 318 votes present at the above mentioned General Assembly.
   The number of 1 875 000 votes represented by the State Treasury constituted 4.07% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.

6) ING Nationale Nederlanden OFE Polska, which represented 1 500 000 votes out of the aggregate number of 29 260 318 votes present at the above mentioned General Assembly.
   The number of 1 500 000 votes represented by the State Treasury constituted 3.26% of the total number of 46 077 008 votes carried by all the outstanding shares issued by "Orbis" S.A.